SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Bristol-Myers Squibb Company
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

110122108
(CUSIP Number)

Emily D. Babalas
Wellington Management Group LLP
280 Congress Street
Boston, MA 02210

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 110122108	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Wellington Management Group LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,136,554 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 125,696,245 Shares (including options to purchase 60,900 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,696,245 Shares (including options to purchase 60,900 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 110122108	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Wellington Group Holdings LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,136,554 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 125,696,245 Shares (including options to purchase 60,900 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,696,245 Shares (including options to purchase 60,900 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 110122108	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Wellington Investment Advisors Holdings LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,136,554 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 125,696,245 Shares (including options to purchase 60,900 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,696,245 Shares (including options to purchase 60,900 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 110122108	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Wellington Management Company LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,038,209 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,285,196 Shares (including options to purchase 60,900 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,285,196 Shares (including options to purchase 60,900 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 110122108	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.10 per share (the “Shares”), of Bristol-Myers Squibb Company, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 430 East 29th Street, 14th Floor, New York, New York 10016.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being jointly filed by (i) Wellington Management Group LLP, a Massachusetts limited liability partnership (“WMG”), (ii) Wellington Group Holdings LLP, a Delaware limited liability partnership (“WGH”), (iii) Wellington Investment Advisors Holdings LLP, a Delaware limited liability partnership (“WIAH”) and Wellington Management Company LLP, a Delaware limited liability partnership (“Wellington Management”) (WMG, WGH, WIAH and Wellington Management are sometimes also referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”). Wellington Management is the investment adviser to certain investment advisory clients (“Clients”), and has been granted investment discretion over certain investments, including the Shares held by the Clients.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Persons is 280 Congress Street, Boston, MA 02210.

(c)	The principal business of each of WMG, WGH and WIAH is to serve as a parent holding company, directly or indirectly, for various other holding companies and investment advisers. WMG is the direct parent of WGH. WGH is the direct parent of WIAH. WIAH is the direct parent of Wellington Management. The principal business of Wellington Management is that of an investment adviser registered under the Investment Advisers Act of 1940, as amended.

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 110122108	SCHEDULE 13D	Page 7 of 10 Pages

(f)	WMG is a Massachusetts limited liability partnership. WGH is a Delaware limited liability partnership. WIAH is a Delaware limited liability partnership. Wellington Management is a Delaware limited liability partnership.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of approximately $6,449,775,719 was used to acquire the Shares reported in this Schedule 13D. The securities of the Issuer to which this Schedule 13D relates were acquired by the Clients. Each of the Clients used its own assets to acquire the securities, which in some cases may have included funds borrowed in the ordinary course in margin accounts.

Item 4.	PURPOSE OF TRANSACTION

The Shares to which this Schedule 13D relates were initially acquired by the Clients in the ordinary course of business for investment purposes as a passive investment. The Reporting Persons acquired the Shares because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity. The Reporting Persons believe that, despite the issuance of the Press Release described below, the Shares are still held in the ordinary course of business for investment purposes as a passive investment. Nonetheless, the Reporting Persons have elected to file this Schedule 13D out of an abundance of caution.

On February 27, 2019, the Reporting Persons issued a Press Release (the “Press Release”) stating that they do not support the proposed merger between the Issuer and Celgene Corporation. The foregoing description of the Press Release is qualified in its entirety by reference to the Press Release, a copy of which is filed herewith as Exhibit A and is incorporated by reference herein.

The Reporting Persons have had, and may continue to engage in, discussions with management, the Board of Directors of the Issuer (the “Board”), other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the matters set in the Press Release and the Reporting Persons’ investment in the Shares and the Issuer.

CUSIP No. 110122108	SCHEDULE 13D	Page 8 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 1,632,675,877 Shares outstanding as of February 1, 2019 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on February 25, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information regarding transactions in the Shares that have been effected by the Reporting Persons during the past sixty (60) days is set forth in Exhibit B which is attached hereto and is incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Clients is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Reporting Persons and the Clients.

(e)	Not applicable.

CUSIP No. 110122108	SCHEDULE 13D	Page 9 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons on behalf of their Clients have entered into notional principal amount derivative agreements with unaffiliated third party financial institutions in the form of long cash settled swaps (the “Long Cash Derivative Agreements”) with respect to 493,836 Shares. The Long Cash Derivative Agreements provide the Reporting Persons with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are referenced in the Long Cash Derivative Agreements (such shares, the “Subject Long Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Long Shares. The Reporting Persons on behalf of their Clients have entered into notional principal amount derivative agreements with unaffiliated third party financial institutions in the form of short cash settled swaps (the “Short Cash Derivative Agreements”) with respect to 156,808 Shares. The Short Cash Derivative Agreements provide the Reporting Persons with economic results that are comparable to a short position and do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are referenced in the Short Cash Derivative Agreements (such shares, the “Subject Short Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Short Shares.

The Reporting Persons on behalf of their Clients have entered into 609 call option contracts with unaffiliated third party financial institutions which are exercisable by the Reporting Persons into 60,900 Shares. The call options have a strike price of $50.00 and an expiration date of May 17, 2019.

The Reporting Persons on behalf of their Clients hold approximately $513,000 in principal amount of equity linked notes relating to the Shares that expire on March 20, 2019.

The Reporting Persons on behalf of their Clients own the following corporate bonds of the Issuer:

Coupon %:	Maturity Date:	Amount in millions ($):
4.500	02/29/2044	28.46
2.000	07/31/2022	17.88
3.250	02/26/2027	17.26
7.150	06/14/2023	5.71
6.800	11/14/2026	4.61
3.250	10/31/2023	3.72
5.875	11/14/2036	2.89
3.250	07/31/2042	0.48
1.750	02/28/2019	0.05

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among any of the Reporting Persons and any person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Press Release

Exhibit B:	Transactions in the Shares During the Past Sixty (60) Days by the Reporting Persons

Exhibit C:	Joint Filing Agreement

CUSIP No. 110122108	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2019

Wellington Management Group LLP

By:	/s/ James Fricano
Name:	James Fricano
Title:	Authorized Person

Wellington Group Holdings LLP

By:	/s/ James Fricano
Name:	James Fricano
Title:	Authorized Person

Wellington Investment Advisors Holdings LLP

By:	/s/ James Fricano
Name:	James Fricano
Title:	Authorized Person

Wellington Management Company LLP

By:	/s/ James Fricano
Name:	James Fricano
Title:	Authorized Person